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                                 April 10, 2007


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

         Re:      BCSB Bankcorp, Inc.
                  -------------------------------------------------
                  Form 10-K for the period ended September 30, 2006 Filed December 22, 2006
                  File No.  000-24589

Ladies and Gentlemen:

         On behalf of BCSB Bankcorp, Inc. (the "Company"), this letter is provided in response to comments provided by Securities and Exchange Commission (the "Commission") staff, by letter dated March 29, 2007, with respect to the Company's Form 10-K for the year ended September 30, 2006 (the "Form 10-K"). The staff's comments and the Company's responses are set forth below.

COMMENT 1.        We note your proposed future disclosure response to comment one of our letter dated March 8, 2007. You indicate in your proposed disclosure that the company typically has possession of repossessed automobiles for less than 30 days. In light of this short time-period and the rather significant amount of losses on repossessed assets, please tell us how you determine that the published wholesale value is representative of fair value. Please quantify for us for each period presented, the carrying amount of loans for which you repossessed the automobile collateral and the estimated fair value of the automobile at the time of repossession based on the published wholesale value.








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Securities and Exchange Commission
April 10, 2007
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RESPONSE TO COMMENT 1.

                           At your request, we are supplementally providing information regarding the carrying amount of loans for which we repossessed the automobile collateral and the estimated fair value of the automobile at the time of repossession based on published wholesale values.

                           Years ended          Loan                Estimated
                           September 30,        Amounts        Collateral Values

                             2006              $  685,000          $  445,000
                             2005               1,111,000             815,000
                             2004               1,775,000           1,065,000


                           The loan amounts and related estimated collateral values for repossessed automobiles as of the end of each fiscal year are as follows:

                           As of                Loan                Estimated
                           September 30,        Amounts        Collateral Values

                             2006               $ 68,000            $26,000
                             2005                100,000             86,000
                             2004                 43,000             31,000

                           During the three years ended September 30, 2006, 2005 and 2004 we reported consumer loan charge-offs in the amount of $275,000, $392,000 and $1,021,000, respectively.

                           Included in the line item "Loss on Repossessed Assets" is any deficiency from the net proceeds from the sale of the collateral and the loan balance. During the 2006 fiscal year, we began carrying repossessed collateral on our consolidated statement of condition at 80% of the published wholesale value. Prior to the 2006 fiscal year we carried repossessed collateral at 100% of the published wholesale value. In future periods we will adjust the published wholesale values by a factor that is determined by our actual experience. This computation will consider historic net proceeds compared to nationally published values. This is expected to address local market influences on automobile values. During the fiscal year ended September 30, 2006, we discontinued our indirect automobile lending.

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Securities and Exchange Commission
April 10, 2007
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                                   * * * * * *



         Please direct any further comments or questions to the undersigned at
(410) 256-5000.

                                           Very truly yours,

                                           /s/ Bonnie M. Klein

                                           Bonnie M. Klein
                                           Vice President and Treasurer


cc:      Mr. John P. Nolan
         Ms. Joyce Sweeney
            Securities and Exchange Commission
         Gary R. Bronstein, Esq.
         Joel E. Rappoport, Esq.
            Muldoon Murphy & Aguggia LLP
         Mr. Conor Quinn
            Stegman & Company Professional Association